Mail Stop 4561

December 29, 2008

Gary C. Butler
Chief Executive Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

    Re: Automatic Data Processing, Inc.
          Form 10-K for the fiscal year ended June 30, 2008
          Filed August 29, 2008
          Form 10-Q for the quarterly period ended September 30, 2008
          Filed November 7, 2008
          File No. 001-05397

Dear Mr. Butler:

      We have reviewed your response letter dated November 17, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2008.

Form 10-K for the fiscal year ended June 30, 2008

Item 8. Financial Statements and Supplementary Data

Statements of Consolidated Stockholders' Equity, page 36

1.   Your reconciliation provided in response to prior comment No. 4 indicates that the line item "stock plans and related tax benefits" combines several different items. Please tell us your consideration of separately presenting significant issuances of stock plans and the related tax benefits. It appears this information

would be beneficial to the users of your financial statements. Refer to Rule 3-04 of Regulation S-X.

2.   Your disclosures on page on 54 indicate that you recognized tax benefits on stock compensation expense of $37.0 million, $38.9 million, and $41.7 million in fiscal 2008, 2007 and 2006, respectively. Please explain why these amounts differ from the amounts in your reconciliation supplementally provided in response to prior comment No. 4.

Form 10-Q for the quarterly period ended September 30, 2008

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

Note 8. Fair Value Measurements, page 14

3. Please clarify the degree to which you rely upon pricing services to determine the fair value of your investments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 21

4. We note from your disclosures on page 14 that your available-for-sale securities classified as Level 2 investments are valued by a pricing service using a pricing model with inputs that are observable in an active market, such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. Tell us your consideration of providing disclosures in your critical accounting policies to discuss the judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions, and details about the methodology and inputs you use to determine the fair value of your investments. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. In addition, the March 2008 and September 2008 sample letters sent by the Division of Corporation Finance highlights some of the disclosure matters that you may want to consider when applying the guidance in SFAS 157.

Financial Condition, Liquidity and Capital Resources

Quantitative and Qualitative Disclosures about Market Risk, page 30

5. We note that in order to provide more cost-effective liquidity and maximize your interest income, you utilize a strategy that extends the maturities of your investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy your short-term funding requirements related to client fund obligations. Explain whether as part of your extended and long portfolio strategy, you use current proceeds collected as a result of certain client fund obligations to satisfy other unrelated existing client fund obligations. If so, tell us your consideration of providing disclosures to discuss any risks and uncertainties associated with this practice.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matt Crispino, Staff Attorney, at (202) 551-3456 or Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief